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File No. 70-9715



                          CERTIFICATE OF NOTIFICATION

                                   (Rule 24)

                                     to the

                       SECURITIES AND EXCHANGE COMMISSION

                                       by

                MAINE YANKEE ATOMIC POWER COMPANY (MAINE YANKEE)


It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-l as amended and the Order of the Securities and Exchange Commission dated September 10, 2001 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission, as follows:

On October 9, 2001, Maine Yankee completed the first installment of the redemption of its common stock described in said Statement. On that date, Maine Yankee redeemed a total of 75,200 of its 500,000 shares pro rata from its stockholders at a per share redemption price of $132.8415, for a total redemption price of $9,989,680.80, as follows:

                                          Number of                 Total
Stockholder                            Shares Redeemed        Redemption Price
-----------                            ---------------        ----------------

Central Maine Power Company                 28,576             $3,796,078.70
New England Power Company                   18,048              2,397,523.39
The Connecticut Light and
  Power Company                              9,024              1,198,761.70
Bangor Hydro Electric Company                5,264                699,277.66
Maine Public Service Company                 3,760                499,484.04
Public Service Company of
  New Hampshire                              3,760                499,484.04
Cambridge Electric Light Company             3,008                399,587.23
Western Massachusetts Electric Company       2,256                299,690.42
Central Vermont Public Service Company       1,504                199,793.62
                                            ------             -------------
TOTAL                                       75,200             $9,989,680.80

Pursuant to paragraph F.(2) of the Instructions as to Exhibits for Form U-1, because the transactions described in the Statement will be consummated in several steps or installments, the "past tense" opinion of counsel shall be filed at the conclusion of the last such step or installment.
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SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of l935, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned officer thereunto duly authorized.

MAINE YANKEE ATOMIC POWER COMPANY


/s/ Michael E. Thomas
----------------------------------
Michael E. Thomas

Vice President and Chief Financial Officer

Date: October 18, 2001